Offer to Purchase for Cash
All Outstanding Units of Limited Partnership Interest
of
AMRECORP REALTY FUND II
at
$100 Per Unit in Cash
by

Robert J. Werra

THE OFFER AND WITHDRAWAL RIGHTS EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON JUNE 8, 2007 UNLESS THE OFFER IS EXTENDED

Robert J. Werra, the general partner of Amrecorp Realty Fund II (the “Partnership”), is offering to purchase all units of limited partnership interest (the “Units”) of the Partnership not owned by him at a cash purchase price of $100 per Unit, without interest, less the amount of any distributions declared or made with respect to the Units between May 10, 2007 and June 8, 2007, or such other date to which this offer may be extended. This offer is subject to certain terms and conditions set forth in this Offer to Purchase and in the related Letter of Transmittal.

As the general partner of the Partnership, I have substantial conflicts of interest relating to the Offer. Accordingly, I make no recommendation to any limited partner as to whether to tender or refrain from tendering Units. Each limited partner must make his, her or its own decision whether or not to participate in the Offer.

In their evaluation of the Offer, limited partners should carefully consider the following:

•	The Offer price was established by me and is not the result of arm’s length negotiations.

•	As the general partner of the Partnership, I have substantial conflicts of interest relating to the Offer.

•
Although I cannot predict the future value of the Partnership’s assets, the Offer price could be substantially less than the net proceeds that would be realized upon a future liquidation of the Partnership. In accordance with the Limited Partnership Agreement of the Partnership, the term of the Partnership will expire on December 31, 2014, although the Partnership may terminate sooner than that time.

•
I am making this Offer with a view to making a profit. Accordingly, there is a conflict between my desire to purchase the Units at a low price and the desire of the limited partners to sell their Units at a high price.

•
In the event that a majority of the Units are tendered and accepted for payment in the Offer, I will have a controlling voting interest in several matters subject to the vote of the limited partners, such as the sale of the Partnership’s properties and termination of the Partnership. Note, however, that, pursuant to the terms of the Limited Partnership Agreement of the Partnership, the general partner is not entitled to vote any Units held by him in certain matters subject to the vote of the limited partners, including the approval of a purchase, sale or lease of any property between the Partnership and the general partner, the removal of the general partner and the amendment of the Limited Partnership Agreement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction, passed upon the merits or fairness of this transaction or passed upon the adequacy or accuracy of the information contained in this document. Any representation to the contrary is a criminal offense.

May 10, 2007

IMPORTANT

Any limited partner of Amrecorp Realty Fund II desiring to tender Units in the Offer should either (1) complete and sign the Letter of Transmittal (or a manually executed facsimile thereof) in accordance with the instructions in the Letter of Transmittal, and mail or deliver the Letter of Transmittal and all other required documents to Univesco, Inc., the Depositary for the Offer, or (2) request such limited partner’s broker, commercial bank, trust company or other nominee to effect the transaction for such limited partner. Limited partners whose Units are registered in the name of a broker, commercial bank, trust company or other nominee must contact such person if they desire to tender their Units.

The Depositary, Univesco, Inc., is controlled by me. No independent party will hold documents tendered until the Offer closes and payment is made. Because there is no independent intermediary to hold my funds and the tendered documents, I may have access to the Units before all conditions to the Offer have been satisfied and selling limited partners have been paid; however, neither the Depositary nor I have any rights to the Units tendered prior to the expiration of this Offer and acceptance for payment.

Questions and requests for assistance and requests for additional copies of this Offer to Purchase, the Letter of Transmittal and other related materials may be directed to:

John R. Werra
Univesco, Inc.
2800 N. Dallas Parkway, Suite 100
Plano, Texas 75093
Phone: (972) 836-8001
(800) 966-2787
Fax: (972) 836-8033

This Offer to Purchase and the related Letter of Transmittal contain important information, and you should carefully read both in their entirety before making a decision regarding the Offer.

ii

TABLE OF CONTENTS

Page

SUMMARY TERM SHEET	1
INTRODUCTION	5
SPECIAL FACTORS	5
Background and Reasons for the Offer	5
Valuation of Units	7
My Position Regarding the Offer	8
Fairness of the Offer	8
Possible Effects of the Offer	9
Potential Conflicts of Interest	10
Material Federal Income Tax Consequences	11
THE OFFER	12
1. Terms of the Offer	12
2. Acceptance for Payment; Payment	14
3. Procedure for Tendering Units	14
4. Withdrawal Rights	16
5. Certain Information Concerning Robert J. Werra	16
6. Certain Information Concerning the Partnership	17
7. Source and Amount of Funds	20
8. Dividends and Distributions	20
9. Conditions of the Offer	21
10. Dissenter’s Rights of Appraisal	22
11. Certain Legal Matters; Regulatory Approvals	22
12. Fees and Expenses	23
13. Miscellaneous	24

iii

SUMMARY TERM SHEET

Robert J. Werra is offering to purchase all outstanding units of limited partnership interest of the Partnership for $100 per Unit in cash upon the terms and subject to the conditions set forth in this Offer to Purchase and the related Letter of Transmittal. The following are some of the questions you, as a limited partner, may have and answers to those questions. You should carefully read this Offer to Purchase and the accompanying Letter of Transmittal in their entirety because the information in this summary term sheet is not complete, and additional important information is contained in the remainder of this Offer to Purchase and the Letter of Transmittal.

Who is offering to buy my Units?

My name is Robert J. Werra. I am the general partner of the Partnership and currently own 86 Units of the Partnership (or approximately 0.6% of the Units outstanding). As the general partner of the Partnership, I am considered to be an affiliate of the Partnership. Consequently, this offer is known as a “going private” transaction. If the offer is successful, then I would own all of the equity interests in the Partnership, the current limited partners would no longer have any interest in the Partnership’s future earnings or growth, the Partnership would no longer be a public partnership and its financial statements would no longer be publicly available. In addition, if a majority but not all of the Units are tendered and accepted for payment, then I would effectively be able to control many of the matters affecting the Partnership that require the consent of the majority in interest of the limited partners. See “Special Factors—Possible Effects of the Offer—My Voting Power.”

What securities are you offering to purchase and at what price?

I am offering to purchase all the outstanding Units of the Partnership not owned by me for $100 per Unit in cash, without interest, less the amount of any distributions declared or made with respect to the Units between May 10, 2007 and the expiration of the offer.

What is the MacKenzie Patterson Fuller tender offer?

On April 23, 2007, MPF-NY 2007, LLC, Steven Gold, MPF Special Fund 8, LLC Equity Resource Franklin Fund, LLC, Everest Management, LLC and Anise, LLC, filed with the SEC a tender offer statement on Schedule TO to purchase 12,328.25 Units of the Partnership at a purchase price of $90 per Unit, less the amount of any distributions paid after that date and prior to the expiration of that offer. My offer is not related to that offer.

If I previously tendered Units at a purchase price of $90 per Unit in the MacKenzie Patterson Fuller tender offer and now want to tender my Units at a purchase price of $100 per Unit in this offer, how do I withdraw previously tendered Units?

You can withdraw tendered Units at any time until the MacKenzie Patterson Fuller tender offer has expired. According to the MacKenzie Patterson Fuller tender offer statement, the expiration date of their tender offer is May 23, 2007, unless the offer is extended. To withdraw Units, you must deliver a written notice of withdrawal, or a facsimile of one, with the required information to MacKenzie Patterson Fuller, LP at 1640 School Street, Moraga, California 94556 or by facsimile transmission to (925) 631-9119 while you have the right to withdraw the Units. See “The Offer—Section 4. Withdrawal Rights—Withdrawal Rights Relating to the MPF Tender Offer.”

What market exists for me to sell my Units?

There is no established or regular trading market for the Units, nor is there another reliable standard for determining the fair market value of the Units. Limited Partners who desire liquidity may wish to consider my Offer. The Offer affords you an opportunity to sell Units for cash, which otherwise might not be available at the Offer price now or in the foreseeable future.

Have you received any opinions, appraisals or other similar reports regarding the fairness of the offer?

I have not received any opinions, appraisals or other similar reports regarding the fairness of the offer. However, the Partnership received an appraisal dated January 2, 2007, of its sole remaining real estate property located in Abilene, Texas. See “Special Factors—Valuation of the Units—Value of the Partnership’s Real Estate Property.” In establishing the purchase price of $100 per Unit, I am motivated to establish the lowest price which may be acceptable to the limited partners consistent with my objectives. See “Special Factors—Background and Reasons for the Offer.”

Will I have to pay any fees or commissions?

If you are the record owner of your Units and you tender your Units to me in this tender offer, then you will not have to pay brokerage fees or similar expenses. If you own your Units through a broker or other nominee and your broker tenders your shares on your behalf, then your broker or nominee may charge you a fee for doing so. You should consult your broker or nominee holder to determine whether any charges will apply. See “Introduction.”

Do you have the financial resources to pay for the Units?

I currently own 86 Units in the Partnership. I estimate that I will need approximately $1,445,800 to purchase all remaining Units pursuant to the offer. I currently have and expect to have at the expiration of the offer sufficient cash on hand to pay the offer price for all Units tendered in the offer. The offer is not conditioned upon any financing arrangements. See “The Offer—Section 7. Source and Amount of Funds.”

Is your financial condition relevant to my decision to tender in the offer?

Because the form of payment consists solely of cash and is not conditioned upon any financing arrangements, I do not believe that my financial condition is material to your decision whether to tender in the offer.

What does the Partnership think of the offer?

Within 10 business days after the date of this Offer to Purchase, the Partnership is required by law to publish, send or give to you (and file with the Securities and Exchange Commission) a statement as to whether it recommends acceptance or rejection of the offer, that it has no opinion on the offer or that it is unable to take a position on the offer. Because of the conflicts of interest involved in my being the general partner of the Partnership, the Partnership will make no recommendation to the limited partners with respect to the offer.

How long do I have to decide whether to tender into the offer?

You may tender your Units into my offer until the expiration of the offer. The offer currently is scheduled to expire at 12:00 midnight, New York City time, on June 8, 2007. The offer may be extended until the conditions to the offer, which are described below, are satisfied. If the offer is extended, then I will issue a press release announcing the extension at or before 9:00 A.M. New York City time on the next business day after the date the offer was scheduled to expire. See “The Offer—Section 1. Terms of the Offer.”

I may elect to provide a “subsequent offering period” for the offer. A subsequent offering period, if one is included, will be an additional period of time beginning after I have purchased Units tendered into the offer during which limited partners who did not tender into the offer may then tender, but not withdraw, their Units and receive the offer consideration. I do not currently intend to include a subsequent offering period although I reserve the right to do so. See “The Offer—Section 1. Terms of the Offer.”

What are the most significant conditions to the offer?

The offer is not conditioned upon any minimum number of Units being tendered, the availability of financing or the success of the offer. The offer is subject, however, to other conditions such as a material adverse change in the Partnership or its business. See “The Offer—Section 9. Conditions to the Offer.”

How will I be notified if the offer is extended?

If I decide to extend the offer, then I will inform Univesco, Inc., the depositary for the offer, of that fact and will make a public announcement of the extension no later than 9:00 A.M., New York City time, on the next business day after the date the offer was scheduled to expire. See “The Offer—Section 1. Terms of the Offer.”

How do I tender my Units?

To tender Units, you must deliver a completed Letter of Transmittal and any other required documents to Univesco, Inc. not later than the time the offer expires. If your Units are held in street name by your broker, bank, trust company or other nominee, then such nominee can tender your Units. You must direct your broker, bank or other nominee to tender your Units for you because you cannot make the tender yourself. See “The Offer—Section 3. Procedure for Tendering Units—Valid Tender of Units.”

Until what time can I withdraw tendered Units?

You can withdraw tendered Units at any time until the offer has expired. You may not, however, withdraw Units tendered during a “subsequent offering period” if one is included. See “The Offer—Section 4. Withdrawal Rights—Withdrawal Rights Relating to this Offer.”

How do I withdraw tendered Units?

To withdraw Units, you must deliver a written notice of withdrawal or a facsimile of one with the required information to Univesco, Inc. while you have the right to withdraw the Units. See “The Offer—Section 4. Withdrawal Rights—Withdrawal Rights Relating to this Offer.”

When and how will I be paid for my tendered Units?

Subject to the terms and conditions of the offer, I will pay for all validly tendered and not withdrawn Units promptly after the later of the date of expiration of the offer and the satisfaction or waiver of the conditions to the offer. See “The Offer—Section 2. Acceptance for Payment; Payment.”

I will pay for your validly tendered and not withdrawn Units by depositing the purchase price with Univesco, Inc., which will act as your agent for the purpose of receiving payments from me and transmitting such payments to you. In all cases, payment for tendered Units will be made only after timely receipt by Univesco, Inc. of a properly completed and duly executed Letter of Transmittal (or manually executed facsimile thereof) and any other required documents for the tendered Units. See “The Offer—Section 2. Acceptance for Payment; Payment.” You will not be required to pay the Partnership’s transfer fee to sell your Units into my Offer. I will pay that transfer fee for you.

Will the Partnership continue as a public company?

If all of the Units are tendered and accepted for payment, then the Partnership will no longer be publicly owned. Even if all the Units are not tendered, if a sufficient number of Units are tendered and accepted for payment, then there may be so few remaining limited partners that the Partnership may cease making filings with the Securities and Exchange Commission or otherwise cease being required to comply with the Securities and Exchange Commission rules relating to publicly held companies. See “Special Factors—Possible Effects of the Offer—Registration under the Exchange Act.”

If I decide not to tender, how will the offer affect my Units?

If a sufficient number of Units are tendered in the offer, then the Partnership may cease making filings with the Securities and Exchange Commission or being required to comply with the Securities and Exchange Commission rules relating to publicly held companies. Because there has never been a public trading market for the Units and none is expected to develop, the Partnership’s status as a public company will not affect a trading market in the Units. If a majority in interest of the Units are tendered and accepted for payment in the offer, then I will be in a position to control a number of the matters affecting the Partnership that require the consent of a majority in interest of the limited partners. See “Special Factors—Possible Effects of the Offer—My Voting Power.”

What is the market value of my Units as of a recent date?

The Units do not have a readily ascertainable market value, and neither I nor the limited partners have any accurate means for determining the actual present value of the Units. I do not believe that any recent trading prices reliably reflect fair market value of the Units. The value of the Partnership, and therefore the Units, is principally dependent on the value of the Partnership’s sole remaining real estate property, which is currently listed for sale with a national real estate brokerage firm. Although there can be no certainty as to the actual present value of the Units, I have estimated, solely for purposes of determining an acceptable offer price, that the Partnership could have a liquidation value of $100 per Unit. It should be noted that I have not made an independent appraisal of the Units or the Partnership’s properties and am not qualified to appraise real estate. Accordingly, there can be no assurance that this estimate accurately reflects an approximate value of the Units or that actual amounts that may be realized by limited partners for the Units may not vary substantially from this estimate.

Do I have dissenters’ right of appraisal?

Neither the Partnership agreement nor Texas law provides rights of appraisal , redemption or similar rights as a result of this offer. You have the opportunity to make your own decision as whether or not to tender your Units into this offer.

What are the federal income tax consequences of participating in the offer?

In general, your sale of Units into the offer will be a taxable transaction for federal income tax purposes and may also be a taxable transaction under applicable state, local or foreign income or other tax laws. You should consult your tax advisor about the tax consequences to you of participating in the offer in light of your particular circumstances. See “Special Factors—Material Federal Income Tax Consequences.”

Whom can I talk to if I have questions about the offer?

You may call John R. Werra, at (972) 836-8001 or toll free at (800) 966-2787.

To the Limited Partners of Amrecorp Realty Fund II:

INTRODUCTION

I, Robert J. Werra, am offering to purchase all the Units of limited partnership interest (the “Units”) of Amrecorp Realty Fund II, a Texas limited partnership (the “Partnership”), at a price of $100 per Unit, less the amount of any distributions declared or paid with respect to the Units between May 10, 2007 and the expiration of this Offer, in cash, without interest, upon the terms and subject to the conditions set forth in this Offer to Purchase and the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). If a majority of the Units are tendered and accepted for payment in the Offer, then I will have a controlling voting interest in a number of matters subject to the vote of the limited partners of the Partnership (the “Limited Partners”), such as the sale of the Partnership’s properties and termination of the Partnership. The general partner will not, however, be entitled to vote his Units to approve a purchase, sale or lease of any property between the Partnership and the general partner, to remove the general partner or to amend the Limited Partnership Agreement of the Partnership (the “Limited Partnership Agreement”).

As the general partner of the Partnership, I have substantial conflicts of interest relating to the Offer. Accordingly, in my capacity as general partner of the Partnership, I make no recommendation to any Limited Partner to tender or to refrain from tendering such Limited Partner’s Units. Limited Partners must make their own decision whether or not to tender. See “Special Factors—My Position Regarding the Offer.”

Limited Partners that have Units registered in their own names and tender directly to Univesco, Inc., the depositary for the Offer (the “Depositary”), will not have to pay brokerage fees or commissions. Limited Partners with Units held by a broker, bank, trust company or other nominee should consult with their nominee to determine if it charges any transaction fees. Except as set forth in Instruction 8 of the Letter of Transmittal, Limited Partners will not have to pay transfer taxes on the sale of Units pursuant to the Offer. I will pay all charges and expenses of the Depositary incurred in connection with the Offer, and I will pay the Partnership’s transfer fee. See “The Offer—Section 12. Fees and Expenses.”

The Offer is not conditioned upon any minimum number of Units being tendered, the availability of financing or the success of the Offer. The Offer is subject, however, to other conditions such as a material adverse change in the Partnership or its business. See “The Offer—Section 9. Conditions of the Offer.”

As of May 10, 2007, there were 14,544 Units issued and outstanding, held of record by 1,352 Limited Partners. As of May 10, 2007, I beneficially own 86 Units representing approximately 0.6% of the outstanding Units. Accordingly, I am offering to purchase 14,458 Units pursuant to the Offer.

The purpose of the Offer is to acquire the entire equity interest in the Partnership. The Offer is intended to facilitate my acquisition of all outstanding Units. I currently intend that, upon consummation of the Offer, the Partnership will continue its business and operations substantially as they are currently being conducted.

This Offer to Purchase and the related Letter of Transmittal contain important information, and you should carefully read both in their entirety before you make a decision with respect to the Offer.

SPECIAL FACTORS

Background and Reasons for the Offer.

I am the general partner of the Partnership, which was formed in 1984 for the primary purpose of acquiring, operating and ultimately disposing of real estate. In furtherance of this purpose, the Partnership acquired the Chimney Square apartments located in Abilene, Texas in 1984, a commercial shopping center located in Lancaster, Texas in 1984, and an apartment complex located in Charlotte, North Carolina in 1985. The Partnership then sold its commercial shopping center located in Lancaster, Texas in 1996 and sold its apartment complex located in Charlotte, North Carolina in 1997.

The general partner periodically assesses the advisability and economic benefits of disposing of the Partnership’s properties. As a result of favorable market conditions for the Partnership to sell its remaining property, the Chimney Square Apartments, in November 2006 the general partner began considering the possible sale of the property to an affiliate of the general partner at the property’s fair market value. Because the general partner is an affiliate of the Partnership, the general partner determined that a third party should be retained to provide an independent valuation of the property.

In December 2006, the Partnership retained Deverick & Associates, Inc., an independent regional real estate valuation firm, to appraise the value of the Chimney Square apartments. In January 2007, Deverick & Associates issued its report, dated as of January 2, 2007, in which it opined that the market value of the property, as of that date, was $5,250,000. The general partner proceeded to prepare documents to request the consent of the Limited Partners to approve the Partnership’s sale of the property to the general partner and filed the necessary documents with the SEC to enable the general partner to commence the solicitation of consents of the Limited Partners.

In early April 2007, a representative of Everest Management, LLC, which is a participant in the competing tender offer by the MacKenzie Patterson Fuller group (consisting of MPF-NY 2007, LLC, Steven Gold, MPF Special Fund 8, LLC, Equity Resource Franklin Fund, LLC, Everest Management, LLC and Anise, LLC) verbally discussed with the general partner an offer of $5,400,000 to purchase the Partnership’s Chimney Square Apartments property. As a result of this discussion and informal offer for the property, the general partner abandoned his proposal to purchase the property and listed the property for sale with a national real estate brokerage firm that specializes in apartment properties. The Partnership has not received any offers from or had discussions with any other parties regarding a sale of the property.

On April 23, 2007, the MacKenzie Patterson Fuller group commenced its tender for the l2,328.25 outstanding Units not owned by them at a price of $90 per Unit (the “MPF Tender Offer”). Upon further consideration of market conditions for the sale of the Partnership’s remaining apartment property and the possible value of the Partnership, and although I have no means of assessing the actual market value of the Partnership, I decided that the value of the Partnership may be greater than the $90 per Unit amount offered by the MacKenzie Patterson Fuller group through their tender offer and that the Limited Partners wishing to sell their Units should receive a higher price. As a result of that decision I determined to commence this Offer at $100 per Unit.

The purpose of my Offer is to acquire the entire equity interest in the Partnership and, as a consequence, the economic benefit and control of the assets of the Partnership. I concluded that making a tender offer for the Units would (1) provide a vehicle for Limited Partners that desire liquidity to receive more cash for their Units and (2) permit Limited Partners not interested in tendering their Units the opportunity to remain as Limited Partners. If I acquire all the outstanding Units, I will consider any future offers that may be presented to purchase the Partnership’s Chimney Square Apartments property in light of circumstances at that time and may sell the property or retain it.

If I do not acquire all outstanding Units in the Offer, as the general partner of the Partnership I will continue efforts to sell the Chimney Square Apartments property. If a price is offered for the property that I determine would make the sale of the property in the best interests of the Limited Partners, then the Partnership will sell the property and promptly liquidate and distribute to the Limited Partners the assets of the Partnership net of its obligations. In addition, I may seek to acquire additional Units through open market purchases or privately negotiated transactions on such terms and at such prices as I determine, which may be different from the price in this Offer. I also reserve the right to dispose of Units that I have acquired or may acquire.

Except as described above or elsewhere in this Offer to Purchase, I have no present plans or proposals that would relate to or result in an extraordinary transaction involving the Partnership (such as a merger, reorganization, liquidation, relocation of any operations or sale or other transfer of a material amount of assets), any change in the general partner of the Partnership, any material change in the Partnership’s capitalization or distribution policy or any other material change in the Partnership’s structure or business.

Valuation of the Units

Prior Offers and Purchases of Units. Because the Units are not traded on any established trading market, there is very little trading in the Units. During 2006, the general partner is aware of the sale of only 22 Units, which sold at $50 per Unit. From November 22, 2006 until December 29, 2006, the MacKenzie Patterson Fuller group engaged in a tender offer for Units at a price of $60 per Unit (net of a Partnership cash distribution of $25 per Unit that occurred during that period). MacKenzie Patterson Fuller reported that they purchased through their tender offer 505.75 Units. In early January 2007, the Partnership became aware of an offer by CMG Partners, LLC to purchase up to 4.9% of the outstanding Units at a price of $62.50 per Unit. The offer provided for its expiration on February 28, 2007, unless earlier terminated or extended. On April 23, 2007, the MacKenzie Patterson Fuller group commenced a tender offer for all outstanding Units not owned by them at a price of $90 per Unit less any Partnership distributions declared or made during the period of their offer. Because of the lack of a liquid trading market for the Units, I do not believe that previous sales prices represent an adequate basis for determining the value of the Units.

Value of the Partnership’s Real Estate Property. The Chimney Square Apartments property is the only operating asset of the Partnership, and I believe that the value of the Partnership is based principally on the value of that property. I do not consider net book value of the property to be relevant in determining the value of the property. Because the property is carried on the Partnership’s balance sheet at its historical cost and has been depreciated over the 22 years since the Partnership’s acquisition of the property, net book value, which is an accounting concept, does not reflect the actual value of the depreciated asset nor any appreciation in the real estate since its purchase.

There are a number of generally accepted methods to value real estate. One is the sales comparison approach, which analyzes sales of comparable improved properties in the surrounding or competing area. Another method is the income or capitalization approach, which involves applying an appropriate capitalization rate to the forecasted net operating income of the property. Deverick & Associates, Inc, the independent valuation firm that appraised the Chimney Square Apartments as of January 2, 2007, used both of these approaches in determining possible values of the property ranging from $5,2000,000 to $5,320,000, and arrived at a market value of $5,250,000. A brief summary of the appraisal report of Deverick & Associates is contained in the consent solicitation statement of the preliminary proxy material filed by the Partnership with the SEC on March 2, 2007. The complete appraisal report is included as an exhibit to the Schedule TO relating to this Offer that I have filed with the SEC. You should be aware that an appraisal is only an estimate of value, as of the specific date stated in the appraisal, and is subject to the assumptions and limiting conditions stated in the appraisal report. An appraisal opinion is not a measure of realizable value and may not reflect the amount which would be received if the property were sold.

At March 31, 2007, the Partnership owned assets consisting of the Chimney Square Apartments property and available liquid assets of approximately $200,000 and had liabilities of approximately $3,920,000. A sale of the property would incur a 3% broker sales commission, approximately $114,000 in prepayment costs for the mortgage loan on the property and various closing costs estimated at approximately $60,000. Using a sales value of $5,250,000 (the amount of the January 2, 2007 appraisal) for the property would indicate a liquidation value of the Partnership of approximately $1,199,000 or equivalent to $82 per Unit. Using a sales value of $5,400,000 (the amount of the informal offer received from the MacKenzie Patterson Fuller group in early April 2007) for the property, would indicate a value to the Partnership of approximately $1,344,000 or equivalent to $92 per Unit.

Solely for purposes of determining the amount of my Offer price, I estimated the amount of proceeds that could be available for distribution to Limited Partners with the Partnership’s property having a sales value of approximately $5,500,000. You should be aware that I have not made an independent appraisal of the Partnership’s property and am not qualified to appraise real estate. Accordingly, this is only my estimate, and there is no assurance that my estimate of the possible value of the Partnership’s real estate or my Offer price for the Units accurately reflects the actual value of the Partnership’s real estate or the Units.

Other than the January 2, 2007 appraisal of Deverick & Associates, I have not received any report, opinion or appraisal as to the value of the Partnership or its properties or the fairness of this Offer or the Offer price.

My Position Regarding the Offer

I am the general partner of the Partnership, and, consequently, I have a conflict of interest regarding the Offer and make no recommendation as to whether or not you should tender or refrain from tendering your Units into this Offer. While I believe that the terms of my Offer are fair, I also believe that you must make your own decision whether or not to participate in this Offer. Each Limited Partner’s circumstances may differ from those of other Limited Partners. Circumstances that could affect a decision to tender Units into the Offer include your current financial position, your need or desire for liquidity, other financial opportunities available to you and your tax position and the tax consequences to you of selling your Units. I encourage you to carefully review this Offer to Purchase and any other relevant information available to you and to seek advice from your attorney, tax advisor and/or financial advisor regarding your particular circumstances before deciding whether or not to accept this Offer.

Fairness of the Offer

I believe that the Offer price and the structure of the Offer are fair to the unaffiliated Limited Partners whether or not they tender Units into the Offer. In making that determination, I considered the factors and information described below, but I did not quantify or otherwise attach particular weight to any of the factors.

I considered the following factors in support of the fairness of the Offer to unaffiliated Limited Partners who tender Units into the Offer:

•	each Limited Partner has an opportunity to make an individual decision as to whether to tender any or all of his or her Units or to continue to hold the Units;

•	there is no established trading market for the Units, and a sale into the Offer provides immediate liquidity for tendering Limited Partners;

•
the uncertainty of the ability of the Partnership to sell its remaining real estate property at an attractive price and distribute proceeds to Limited Partners, as well as the uncertainty of the amount of proceeds that might be realized from a sale of the property;

•	the Offer price exceeds the recent prices for sales of Units in the secondary market of which I am aware;

•	the Offer price exceeds the recent prices at which unaffiliated third-parties of which I am aware have conducted tender offers for Units;

•
the Offer price exceeds an estimated liquidation value of the Partnership to Limited Partners, based on assumed values of the Partnership’s remaining real estate property obtained from (i) the appraised value (as of January 2, 2007) of the property by an independent valuation firm and (ii) an informal offer in early April 2007 from an unaffiliated party to purchase the property;

•	the Offer price exceeds the book value per Unit, which is negative, at March 31, 2007; and

•	the Offer price does not reflect any discount for minority interests.

I also considered the following factors in support of the fairness of the Offer to unaffiliated Limited Partners who decide not to tender Units in the Offer:

•	each Limited Partner has an opportunity to make an individual decision as to whether to tender any or all of his or her Units or to continue to hold Units; and

•	Limited Partners may continue to participate in the future business of the Partnership until the liquidation of the Partnership.

In addition to the foregoing factors, I considered the following countervailing factors:

•
the Offer price does not ascribe any value to potential future increases in the fair market value of the Units that might result from improved operating performance or from any future appreciation in real estate value of the Partnership’s property; and

•
I did not retain an unaffiliated representative to act solely on behalf of unaffiliated Limited Partners for purposes of determining the terms of the Offer or preparing a report as to the fairness of the transaction.

I believe that the Offer is procedurally fair to unaffiliated Limited Partners because, among other things, each Limited Partner has an opportunity to make an individual decision as to whether to tender any or all of his or her Units or to continue to hold the Units. In making this determination, I took into account the absence of the following procedural safeguards:

•	the requirement of approval or acceptance of the Offer by a majority of the unaffiliated Limited Partners; and

•
the appointment of an unaffiliated representative to act solely on behalf of unaffiliated Limited Partners for purposes of determining the terms of the Offer or preparing a report as to the fairness of the transaction.

Possible Effects of the Offer

Possible Effects of the Offer on the Trading Market for the Units. If a substantial number of Units are purchased pursuant to the Offer, then the result would be a reduction in the number of Limited Partners. Reducing the number of security holders of certain kinds of equity securities might result in a reduction in the liquidity and volume of activity in the trading market for that security. However, there is no established public trading market for the Units and none is expected to develop. I therefore believe that a reduction in the number of Limited Partners will not materially further restrict the Limited Partners’ ability to find purchasers for their Units through secondary market transactions.

Registration under the Securities Exchange Act. The Units are currently registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Such registration may be terminated upon application of the Partnership to the SEC if the Units are not held by 500 or more holders of record. Termination of the registration of the Units under the Exchange Act would terminate the requirement for the Partnership to file information with the SEC and would make certain of the provisions of the Exchange Act no longer applicable, such as the short-swing profit recovery provisions, the requirement to furnish a proxy statement to Limited Partners in connection with a Limited Partners’ meeting and action by written consent, and the requirements of Rule 13e-3 under the Exchange Act for “going private” transactions. Although the Limited Partnership Agreement requires the Partnership to furnish Limited Partners with annual audited financial statements and quarterly reports of interim financial and operating data, this information may not be as extensive as that required in documents required under the Exchange Act. Furthermore, “affiliates” of the Partnership and persons holding “restricted securities” of the Partnership may be deprived of the ability to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act of 1933. I intend to seek to cause the Partnership to terminate registration of the Units under the Exchange Act as soon after consummation of the Offer as the requirements for termination of registration of the Units are met. After deregistration, however, the Partnership would continue to supply Limited Partners with the periodic reports specified in the Limited Partnership Agreement.

My Voting Power. If I acquire a majority of the Units, then I would have a controlling voting interest in a number of matters subject to a vote of the Limited Partners, such as the sale of the Partnership’s properties and the termination of the Partnership. Note, however, that under the terms of the Limited Partnership Agreement the general partner is not entitled to vote any Units held by him to approve a purchase, sale or lease of any property between the Partnership and the general partner, to remove the general partner or to amend the Limited Partnership Agreement. Because I am also the general partner of the Partnership, I would effectively control all matters relating to the management and business of the Partnership.

Ownership of the Partnership. If I acquire all the outstanding Units, then I would be entitled to all the benefits resulting from my 100% ownership of the Partnership, including all income generated by the Partnership’s operations and any future increase in the Partnership’s value. Similarly, I would also bear all of the risk of losses generated by the Partnership’s operations and any decrease in the value of the Partnership after the Offer. Limited Partners who sell their Units in the Offer would not have the opportunity to participate in the earnings and growth of the Partnership after the Offer is consummated and would not have any right to vote on Partnership matters. As a result of the Offer, my direct interest in the Partnership’s net book value and net earnings would increase to the extent of the number of Units purchased.

Potential Conflicts of Interest

Limited Partners should be aware that I have certain interests referred to below, and those interests may present me with actual or potential conflicts of interest relating to the Offer. Accordingly, in evaluating the Offer, Limited Partners should carefully consider the following:

•     The Offer price, as well as the other terms and conditions of the Offer, was established by me and is not the result of arm’s length negotiations. The general partner has not retained any unaffiliated person to represent the Limited Partners. If an unaffiliated person had been engaged, then the terms and conditions in the Offer may have been different, and possibly more favorable, to the Limited Partners that elect to tender their Units.

•     As the general partner of the Partnership, I have substantial conflicts of interest relating to the Offer. In my capacity as the general partner of the Partnership, I make no recommendation to any Limited Partner to tender or to refrain from tendering his or her Units.

•      If a majority of the Units are tendered and accepted for payment in the Offer, then I expect to be in a position to control a number of matters affecting the Partnership that require the consent of limited partners holding a majority of the Units. This voting power will permit me to control voting decisions and decide such matters as the timing of the liquidation of the Partnership and a sale of the Partnership’s properties. This voting power could (1) prevent non-tendering Limited Partners from taking action that they desired but that I opposed and (2) enable me to take certain action opposed by non-tendering Limited Partners. Consequently, as the owner of a majority of the outstanding Units, I could make decisions or take actions concerning the Partnership that may not fully reflect the interests of all of the Limited Partners. Note, however, that the terms of the Limited Partnership Agreement do not permit the general partner to vote any Units held by him to approve a purchase, sale or lease of any property between the Partnership and the general partner, to remove the general partner or to amend the Limited Partnership Agreement.

•      As alternatives to tendering their Units, Limited Partners can retain their Units or seek a private sale of their Units now or later.

•     Although I cannot predict the future value of the Partnership’s assets, the Offer price could be substantially less than the net proceeds that would be realized upon a future liquidation of the Partnership. In accordance with the Limited Partnership Agreement, the term of the Partnership will expire on December 31, 2014, although the Partnership may terminate sooner than 2014. The Partnership has listed for sale its sole remaining real estate property. If the Partnership should receive a price for the property that the general partner determines is adequate, the Partnership will sell the property and then liquidate and distribute the net assets to the Limited Partners. If the Offer price per Unit is lower than the final per Unit liquidation value, I would benefit upon the liquidation of the Partnership to the extent of the spread between the Offer price for the tendered Units and the amount I would receive in such liquidation. Accordingly, Limited Partners might receive more money if they did not tender their Units and instead continued to hold their Units and ultimately receive proceeds from the liquidation of the Partnership. Of course, the liquidation amount for the Units may be less than the Offer price, and Limited Partners may prefer to receive the Offer price now rather than wait for uncertain future net liquidation proceeds.

•     I am making the Offer with a view to making a profit. Accordingly, there is a conflict between my desire to purchase Units at a low price and the desire of the Limited Partners to sell their Units at a high price.

•     Limited Partners that tender their Units in accordance with the terms of the Offer transfer all ownership rights in those tendered Units, including rights to all distributions on those Units after their sale into this Offer. Accordingly, as a result of the consummation of the Offer, I would be entitled to receive any future distributions from the operations of the Partnership to the extent of the number of Units acquired in the Offer.

•     The Depositary is controlled by me. No independent party will hold Units tendered until the Offer closes and payment is made. Because there is no independent intermediary to hold my funds and tendered Units, I may have access to the Units before all conditions to the Offer have been satisfied and selling Limited Partners have been paid; however, neither the Depositary nor I have any rights to the Units prior to the expiration of the Offer and acceptance by me for payment.

•     Under the terms of the Limited Partnership Agreement, I, as the general partner of the Partnership, am entitled to receive between 10% and 15% of the distributions from the Partnership’s net operating cash flow and of net proceeds from the sale or refinancing of Partnership properties, but only after distributions to the Limited Partners of a cumulative 6% preferred annual return and, in the case of net sale proceeds, the amount of their capital contributions. Univesco, Inc., 83% owned by me, is entitled to receive a management fee on the property managed by the general partner equal to the lesser of 5% of the gross receipts of the Partnership from such properties and an amount that is competitive in price or terms with other non-affiliated persons rendering comparable services that could reasonably be made available to the Partnership.

Material Federal Income Tax Consequences

The following summary is a general discussion of the material U.S. federal income tax consequences of a Limited Partner’s tendering Units into the Offer. This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), applicable Treasury Regulations, administrative rulings, practice and procedures and judicial decisions as of the date of this Offer to Purchase, all of which are subject to change or alternative construction, possibly with retroactive effect. Any such change or alternative construction could affect the continuing accuracy of this summary. This summary does not discuss all aspects of federal income taxation that may be important to a particular Limited Partner in light of his particular circumstances, or to certain types of investors subject to special tax rules (including financial institutions, regulated investment companies, broker-dealers, insurance companies, tax-exempt organizations and, except to the extent discussed below, foreign investors), nor does it describe any aspect of state, local, foreign or other tax laws. This summary assumes that Units are held by Limited Partners for investment purposes (commonly referred to as “capital assets”) and are not held for sale to customers as dealer property under the Code. No advance ruling has been or will be sought from the IRS regarding any matter discussed in this Offer to Purchase. Further, no opinion of counsel has been obtained with regard to the Offer.

Tax Consequences to Limited Partners Tendering Units for Cash. The sale of a Unit into the Offer will be a taxable transaction for federal income tax purposes. You will recognize gain or loss equal to the difference, if any, between (i) your “amount realized” on the sale and (ii) your adjusted tax basis in the Unit sold. The “amount realized” will be equal to the sum of the amount of cash received by you for the Unit sold plus the amount of Partnership liabilities allocable to your Unit (as determined under Section 752 of the Code). Accordingly, your tax liability resulting from a sale of a Unit could exceed the cash received upon such sale.

Adjusted Tax Basis. If you acquired your Units for cash, your initial tax basis in the Units was generally equal to your cash investment increased by your share of Partnership liabilities at the time you acquired the Units. Generally, your initial tax basis has been increased by your share of Partnership income and gains and any increases in your share of Partnership liabilities, and has been decreased (but not below zero) by your share of Partnership cash distributions, any decreases in your share of Partnership liabilities, your share of Partnership losses and your share of nondeductible Partnership expenditures that are not chargeable to capital. For purposes of determining your adjusted tax basis immediately prior to a disposition of your Units, your adjusted tax basis in your Units will include your allocable share of Partnership income, gain or loss for the taxable year of disposition. If your adjusted tax basis is less than your share of Partnership liabilities (e.g., as a result of the effect of net loss allocations and/or distributions exceeding the cost of your Unit), your gain recognized on the sale of a Unit into the Offer will exceed the cash proceeds realized upon the sale of the Unit, and may result in a tax liability to you that exceeds the cash received upon such sale.

Character of Gain or Loss Recognized. Except as described below, the gain or loss recognized by you on a sale of a Unit into the Offer generally will be treated as a long-term capital gain or loss if you held the Unit for more than one year. Long-term capital gains recognized by individuals and certain other noncorporate taxpayers generally are subject to a maximum federal income tax rate of 15%. If the amount realized with respect to a Unit that is attributable to your share of “unrealized receivables” of the Partnership exceeds the tax basis attributable to those assets, such excess will be treated as ordinary income. Among other things, “unrealized receivables” include depreciation recapture for certain types of property. In addition, the maximum federal income tax rate applicable to persons who are noncorporate taxpayers for net capital gains attributable to the sale of depreciable real property (which may be determined to include an interest in the Partnership such as your Units) held for more than one year is currently 25% (rather than 15%) on that portion of the gain attributable to depreciation deductions previously taken on the property. Certain limitations apply to the use of capital losses.

As a result of a sale of Units into the Offer, you will be allocated a share of Partnership taxable income or loss for the year of tender relating to those Units. You will not receive any future distributions on Units tendered on or after the date on which the Units are accepted for purchase and, accordingly, you may not receive any distributions with respect to such accreted income. Such allocation and any Partnership cash distributions to you for that year will affect your adjusted tax basis in your Unit and, therefore, the amount of your taxable gain or loss upon a sale of the Unit.

Passive Activity Losses. The passive activity loss rules of the Code limit the use of losses derived from passive activities, which generally include investments in limited partnership interests such as the Units. An individual, as well as certain other types of investors, generally may not use losses from passive activities to offset nonpassive activity income received during the taxable year. Passive losses that are disallowed for a particular tax year are “suspended” and may be carried forward to offset passive activity income earned by the investor in future taxable years. In addition, such suspended losses may be claimed as a deduction, subject to other applicable limitations, upon a taxable disposition of the investor’s interest in such activity. Accordingly, if the investment in your Units is treated as a passive activity, you may be able to reduce gain from the sale of your Units with passive losses. You are urged to consult your tax advisor concerning whether, and the extent to which, you have available “suspended” passive activity losses from the Partnership or other investments that may be used to reduce gain from the sale of Units.

Backup Withholding and FIRPTA. Unless you comply with certain reporting and/or certification procedures or are an exempt recipient under applicable provisions of the Code and associated Treasury Regulations, you may be subject to a 28% backup withholding tax on any payments received as a result of the sale of your Units. To prevent the possible application of back-up withholding tax, you are generally required to provide a completed Substitute Form W-9, included with the Letter of Transmittal. If backup withholding applies, the amount withheld is not an additional tax, but is creditable against your federal income tax liability.

Gain realized by a foreign person on the sale of a Unit into the Offer will be fully subject to U.S. federal income tax under the Foreign Investment in Real Property Tax Act of 1980. If you do not properly complete and sign the FIRPTA affidavit (certifying your tax identification number and address and that you are not a foreign person), which is included as part of the Letter of Transmittal, you will be subject to a withholding tax equal to 10% of the amount realized on the sale of Units. Amounts withheld would be creditable against a foreign person’s U.S. federal income tax liability.

State and Local Withholding. Under state or local tax laws, you may be subject to withholding of a portion of the sales proceeds from the Units. You should consult your tax advisor concerning whether any state or local withholding would be required on a disposition of your Units and whether such amounts may be available to you as a credit on your state or local tax returns.

The U.S. federal income tax treatment of a Limited Partner participating in the Offer depends in some instances on determinations of fact and interpretations of complex provisions of federal income tax law for which no clear precedent or authority may be available. Accordingly, you should consult your tax advisor regarding the federal, state, local and foreign tax consequences of selling your Units into the Offer or of a decision not to sell in light of your specific tax situation.

THE OFFER

1. Terms of the Offer. Upon the terms and subject to the conditions set forth in the Offer, I will accept for payment and pay for all Units that are validly tendered before the Expiration Date and not withdrawn. “Expiration Date” means 12:00 Midnight, New York City time, on June 8, 2007, unless extended, in which event “Expiration Date” means the latest time and date at which the Offer, as so extended, shall expire.

The Offer is not conditioned upon any minimum number of Units being tendered, the availability of financing or the success of the Offer. The Offer is, however, subject to the conditions set forth in “The Offer—Section 9.

Conditions of the Offer.” If any such condition is not satisfied, I may (i) terminate the Offer and return all tendered Units to tendering Limited Partners, (ii) extend the Offer and, subject to withdrawal rights as set forth in “The Offer—Section 4. Withdrawal Rights—Withdrawal Rights Relating to this Offer,” retain all such Units until the expiration of the Offer as so extended, (iii) waive such condition and, subject to any requirement to extend the period of time during which the Offer is open, purchase all Units validly tendered prior to the Expiration Date and not withdrawn or (iv) delay acceptance for payment or payment for Units, subject to applicable law, until satisfaction or waiver of the conditions to the Offer.

Subject to any applicable rules and regulations of the SEC, I expressly reserve the right (but will not be obligated), in my reasonable discretion, at any time and from time to time, to extend the period during which the Offer is open for any reason by giving oral or written notice of the extension to the Depositary and by making a public announcement of the extension. During any extension, all Units previously tendered and not withdrawn will remain subject to the Offer and subject to the right of a tendering Limited Partner to withdraw Units.

Subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act, I expressly reserve the right to (i) terminate or amend the Offer if any of the conditions set forth in “The Offer—Section 9. Conditions of the Offer” have not been satisfied or (ii) waive any condition or otherwise amend the Offer in any respect, in each case, by giving oral or written notice of such termination, waiver or amendment to the Depositary and by making a public announcement, as described below. Rule 14e-l(c) under the Exchange Act requires me to pay the consideration offered or return the Units tendered promptly after the termination or withdrawal of the Offer.

If I decrease the percentage of Units being sought or increase or decrease the consideration to be paid for Units pursuant to the Offer, and the Offer is scheduled to expire at any time before 10 business days from and including the date that notice of such increase or decrease is first published, sent or given in the manner specified below, then the Offer will be extended until after such 10 business days.

If I make any other material change in the terms of or information concerning the Offer or waive a material condition of the Offer, then I will extend the Offer, if required by applicable law, for a period sufficient to allow you to consider the amended terms of the Offer. In a published release, the SEC has stated that in its view an offer should remain open for a minimum of five business days from the date that the material change is first published, sent or given to securityholders, and that if material changes are made with respect to information that approaches the significance of price and share levels, a minimum of 10 business days may be required to allow adequate dissemination and investor response. A “business day” means any day other than Saturday, Sunday or a U.S. federal holiday and consists of the time period from 12:01 A.M. through 12:00 Midnight, New York City time.

If I extend the Offer, or am delayed in accepting for payment or paying for Units or am unable to accept for payment or pay for Units pursuant to the Offer for any reason, then, without prejudice to my rights under the Offer, the Depositary may, on my behalf, retain all Units tendered, and such Units may not be withdrawn except as provided in “The Offer—Section 4. Withdrawal Rights—Withdrawal Rights Relating to this Offer.” My reservation of the right to delay acceptance for payment of or payment for Units is subject to applicable law, which requires that I pay the consideration offered or return the Units deposited by or on behalf of Limited Partners promptly after the termination or withdrawal of the Offer.

Any extension, delay, termination, waiver or amendment of the Offer will be followed promptly by a public announcement. Without limiting the manner in which I may choose to make any public announcement, I will have no obligation (except as otherwise required by applicable law) to publish, advertise or otherwise communicate any such public announcement other than by making a release to the Dow Jones News Service. In the case of an extension of the Offer, I will make a public announcement of such extension no later than 9:00 A.M., New York City time, on the next business day after the previously scheduled Expiration Date.

After the expiration of the Offer, I may, but am not obligated to, include a subsequent offering period of between three and 20 business days to permit additional tenders of Units (a “Subsequent Offering Period”). Pursuant to Rule 14d-11 under the Exchange Act, I may include a Subsequent Offering Period so long as, among other things, (i) the Offer remained open for a minimum of 20 business days and has expired, (ii) all conditions to the Offer are satisfied or waived by me on or before the Expiration Date, (iii) I immediately accept and promptly pay for all Units validly tendered during the Offer, (iv) I announce the results of the Offer, including the approximate number and percentage of Units tendered in the Offer, no later than 9:00 A.M., New York City time, on the next business day after the Expiration Date and immediately begin the Subsequent Offering Period and (v) I immediately accept and promptly pay for Units as they are tendered during the Subsequent Offering Period. In addition, I may extend any initial Subsequent Offering Period by any period or periods, provided that the aggregate of the Subsequent Offering Period (including extensions thereof) is no more than 20 business days. No withdrawal rights apply to Units tendered in a Subsequent Offering Period, and no withdrawal rights apply during a Subsequent Offering Period with respect to Units previously tendered in the Offer and accepted for payment. The same price paid in the Offer will be paid to Limited Partners tendering Units in a Subsequent Offering Period, if one is included.

I do not currently intend to include a Subsequent Offering Period although I reserve the right to do so. If I elect to include or extend a Subsequent Offering Period, then I will make a public announcement of such inclusion or extension no later than 9:00 A.M. New York City time on the next business day after the Expiration Date or date of termination of any prior Subsequent Offering Period.

2. Acceptance for Payment; Payment. Upon the terms and subject to the conditions of the Offer, I will accept for payment and pay for all Units validly tendered before the Expiration Date and not withdrawn promptly after the later of the Expiration Date and the satisfaction or waiver of all conditions that are dependent upon the receipt of governmental approvals set forth in “The Offer—Section 9. Conditions of the Offer.” Subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act, I reserve the right, in my reasonable discretion and subject to applicable law, to delay the acceptance for payment or payment for Units until satisfaction of all conditions to the Offer that are dependent upon the receipt of governmental approvals. For a description of my right to terminate the Offer and not accept for payment or pay for Units or to delay acceptance for payment or payment for Units, see “The Offer—Section 9. Conditions of the Offer.” If I increase the consideration to be paid for Units pursuant to the Offer, then I will pay such increased consideration for all Units purchased pursuant to the Offer.

I will pay for Units accepted for payment pursuant to the Offer by depositing the purchase price with the Depositary, which will act as your agent for the purpose of receiving payments from me and transmitting such payments to you. In all cases, payment for Units accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) a properly completed and duly executed Letter of Transmittal (or manually executed facsimile thereof) and (ii) any other required documents. For a description of the procedure for tendering Units pursuant to the Offer, see “The Offer—Section 3. Procedure for Tendering Units.” Accordingly, payment may be made to tendering Limited Partners at different times if delivery of the required documents occurs at different times. Under no circumstances will I pay interest on the consideration paid for Units pursuant to the Offer regardless of any delay in making such payment.

For purposes of the Offer, I shall be deemed to have accepted for payment tendered Units when, as and if I give oral or written notice of my acceptance to the Depositary.

I reserve the right to transfer or assign, in whole or from time to time in part, to one or more of my affiliates the right to purchase Units tendered pursuant to the Offer, but any such transfer or assignment will not relieve me of my obligations under the Offer or prejudice your rights to receive payment for Units validly tendered and accepted for payment.

3. Procedure for Tendering Units.

Valid Tender of Units. Except as set forth below, to tender Units pursuant to the Offer, on or prior to the Expiration Date, (a) a properly completed and duly executed Letter of Transmittal (or manually executed facsimile thereof), together with any required signature guarantees must be received by the Depositary at its address set forth on the back cover of this Offer to Purchase and (b) any other documents required by the Letter of Transmittal must be received by the Depositary at such address. If your Units are owned through a broker, bank or other nominee, then your Units must be tendered by the broker, bank or other nominee. If you wish to tender those Units, then you should contact the appropriate person to instruct your broker, bank or other nominee to tender your Units in the Offer.

The method of delivery of the Letter of Transmittal and all other required documents is at your option and risk, and delivery will be deemed made only when actually received by the Depositary.

The tender of Units pursuant to any one of the procedures described above will constitute your acceptance of the Offer as well as your representation and warranty that (i) you own the Units being tendered within the meaning of Rule 14e-4 under the Exchange Act, (ii) the tender of such Units complies with Rule 14e-4 under the Exchange Act and (iii) you have the full power and authority to tender, sell, assign and transfer the Units tendered as specified in the Letter of Transmittal. My acceptance for payment of Units tendered by you pursuant to the Offer will constitute a binding agreement between you and me with respect to such Units, upon the terms and subject to the conditions of the Offer.

Signature Guarantees. If (i) the Letter of Transmittal is signed by the registered holder of the Units being tendered and (ii) such holder has not completed the box entitled “Special Payment Instructions” or the box entitled “Special Delivery Instructions” in the Letter of Transmittal, then no signature guarantee is required. Otherwise, all signatures on a Letter of Transmittal must be guaranteed by a financial institution (including most banks, savings associations and brokerage houses) that is a member of a recognized Medallion Program approved by The Securities Transfer Association Inc., including the Securities Transfer Agents Medallion Program (STAMP), the Stock Exchange Medallion Program (SEMP) and the New York Stock Exchange, Inc. Medallion Signature Program (MSP) or any other “eligible guarantor institution” (as such term is defined in Rule 17Ad-15 under the Exchange Act) (each an “Eligible Institution”). See Instructions 2 and 3 of the Letter of Transmittal.

Backup Withholding. Unless you provide the Depositary with your correct taxpayer identification number and certify that you are not subject to backup withholding by completing the Substitute Form W-9 included in the Letter of Transmittal, any payments to you pursuant to the Offer will be subject to federal income tax backup withholding requirements. If you are a non-resident alien or foreign entity not subject to backup withholding, then you must give the Depositary a completed Form W-8BEN Certificate of Foreign Status before receipt of any payment.

FIRPTA Withholding. Unless you certify on the FIRPTA Affidavit in the Letter of Transmittal that you are not a foreign person, your disposition of Units in the Offer will be subject to federal income tax withholding under the Foreign Investment in Real Property Tax Act of 1980 in the amount of 10% of the Offer price plus the amount of Partnership liability allocable to your tendered Units.

Appointment of Proxy. By executing a Letter of Transmittal, you irrevocably appoint me and my designees as your proxies in the manner set forth in the Letter of Transmittal to the full extent of your rights with respect to the Units tendered and accepted for payment by me (and any and all other Units or other securities issued or issuable in respect of such Units on or after May 10, 2007). All such proxies are irrevocable and coupled with an interest in the tendered Units. Such appointment is effective only upon my acceptance for payment of such Units. Upon my acceptance for payment, all prior proxies and consents granted by you with respect to such Units and other securities will, without further action, be revoked, and no subsequent proxies may be given (and, if previously given, will cease to be effective). I and my designees will be empowered to exercise all your voting and other rights as I or they, in our reasonable discretion, may deem proper at any meeting or written consent of the Partnership’s Limited Partners. I reserve the right to require that, in order for Units to be deemed validly tendered, immediately upon my acceptance for payment of such Units I or my designee must be able to exercise full voting rights with respect to such Units and other securities (including voting at any meeting of Limited Partners). The foregoing proxies are effective only upon acceptance for payment of Units pursuant to the Offer. The Offer does not constitute a solicitation of proxies, absent a purchase of Units, for any meeting of the Partnership’s Limited Partners.

Determination of Validity. I will determine in my reasonable discretion all questions as to the form of documents and the validity, eligibility (including time of receipt) and acceptance for payment of any tender of Units, and my determination shall be final and binding. I reserve the absolute right to reject any or all tenders of Units that I determine not to be in proper form or the acceptance for payment of or payment for which may, in the opinion of my counsel, be unlawful. I also reserve the absolute right to waive any defect or irregularity in any tender of Units. Neither I nor the Depositary or any other person will be under any duty to give notification of any defect or irregularity in tenders or waiver of any such defect or irregularity or incur any liability for failure to give any such notification.

4. Withdrawal Rights.

Withdrawal Rights Relating to this Offer. You may withdraw tenders of Units made pursuant to the Offer at any time before the Expiration Date. Thereafter, your tenders are irrevocable, except that they may be withdrawn after July 9, 2007, unless the Units have been accepted for payment as provided in this Offer to Purchase. If I extend the period of time during which the Offer is open, am delayed in accepting for payment or paying for Units or am unable to accept for payment or pay for Units pursuant to the Offer for any reason, then, without prejudice to my rights under the Offer, the Depositary may, on my behalf, retain all Units tendered, and such Units may not be withdrawn except as otherwise provided in this Section 4.

For your withdrawal to be effective, a written or facsimile transmission notice of withdrawal with respect to the Units must be timely received by the Depositary at its address set forth on the back cover of this Offer to Purchase, and the notice of withdrawal must specify the name of the person who tendered the Units to be withdrawn, the number of Units to be withdrawn and the name of the registered holder of Units, if different from that of the person who tendered such Units. Withdrawals may not be rescinded, and Units withdrawn will thereafter be deemed not validly tendered. However, withdrawn Units may be retendered by again following one of the procedures described in “The Offer—Section 3. Procedures for Tendering Units” at any time before the Expiration Date.

If I include a Subsequent Offering Period (as described in more detail in “The Offer—Section 1. Terms of the Offer”) following the Offer, then no withdrawal rights will apply to Units tendered in such Subsequent Offering Period and no withdrawal rights apply during such Subsequent Offering Period with respect to Units previously tendered in the Offer and accepted for payment.

I will determine in my reasonable discretion all questions as to the form and validity (including time of receipt) of any notice of withdrawal, and my determination shall be final and binding. Neither I nor the Depositary or any other person will be under any duty to give notification of any defect or irregularity in any notice of withdrawal or waiver of any such defect or irregularity or incur any liability for failure to give any such notification.

Withdrawal Rights Relating to the MPF Tender Offer. If you have previously tendered Units into the MPF Tender Offer and instead wish to tender into this Offer, you must first withdraw your tender into the MPF Tender Offer. According to the MacKenzie Patterson Fuller group’s Schedule TO, you may withdraw tenders of Units made pursuant to the MPF Tender Offer at any time before May 23, 2007 (or such later date as their offer may be extended). Thereafter, such tenders are irrevocable except that they may be withdrawn after June 22, 2007, unless such Units have been accepted for payment as provided in the offer to purchase associated with the MPF Tender Offer. According to the MacKenzie Patterson Fuller group’s Schedule TO, for your withdrawal to be effective, a written or facsimile transmission notice of withdrawal with respect to the Units must be timely received by the depositary for the MPF Tender Offer at 1640 School Street, Moraga, California 94556 or by facsimile transmission to (925) 631-9119, and the notice of withdrawal must specify the name of the person who tendered the Units to be withdrawn and must be signed by the person(s) who signed the letter of transmittal associated with the MPF Tender Offer.

5. Certain Information Concerning Robert J. Werra. For the past five years, my principal occupation or employment has been serving as the general partner of the Partnership and other real estate partnerships and as the Chief Executive Officer of Univesco, Inc., the principal business of which is providing property management services to the Partnership and other real estate partnerships. My business address and the business address of Univesco is 2800 N. Dallas Parkway, Suite 100, Plano, Texas 75093. My telephone number is (972) 836-8000. I am a U.S. citizen.

Except as set forth elsewhere in this Offer to Purchase: (i) neither I nor, to my knowledge, any associate of mine, beneficially owns or has a right to acquire any Units or any other equity securities of the Partnership; (ii) neither I nor, to my knowledge, any associate of mine has effected any transaction in the Units or any other equity securities of the Partnership during the past 60 days; (iii) I have no contract, arrangement, understanding or relationship with any other person with respect to any securities of the Partnership (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies, consents or authorizations); (iv) during the two years before the date of this Offer to Purchase, there have been no transactions between the Partnership or its affiliates, on the one hand, and me on the other hand that would require reporting under SEC rules and regulations; (v) except for a prior proposal by me, now abandoned, to purchase the sole remaining real estate property of the Partnership (see “Special Factors—Background and Reasons for the Offer”), during the two years before the date of this Offer to Purchase, there have been no contracts, negotiations or transactions between the Partnership or any of its affiliates and me concerning a merger, consolidation or acquisition, a tender offer or other acquisition of securities, a change in the general partner or a sale or other transfer of a material amount of assets; (vi) except for an offer by a participant in the MacKenzie Patterson group in early April 2007 to purchase the sole remaining property of the Partnership (see “Special Factors—Background and Reasons for the Offer”), during the two years before the date of this Offer to Purchase there have been no negotiations or material contracts between any affiliates of the Partnership or between the Partnership or any of its affiliates, on the one hand, and a person not affiliated with the Partnership, on the other hand, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of securities, a change in the general partner or a sale or other transfer of a material amount of assets; (vii) I have not during the past five years (a) been convicted in a criminal proceeding or (b) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining me from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws; and (viii) I have not made any provision in connection with the Offer to grant unaffiliated Limited Partners access to my files or to obtain counsel at my expense.

6. Certain Information Concerning the Partnership. The Partnership is a limited partnership formed under the laws of the State of Texas on April 16, 1984. The Partnership was organized to acquire a diversified portfolio of income-producing real properties, primarily apartments, as well as office buildings, industrial buildings and other similar properties. The Partnership offered partnership units for sale in a public offering between July 1984 and July 1985. Currently, the Partnership has 14,544 limited partnership units outstanding held by 1,352 registered holders.

The address of the Partnership’s principal executive office is 2800 N. Dallas Parkway, Suite 100, Plano, Texas 75093, and its telephone number is (972) 836-8000.

General Partner. Robert J. Werra is the general partner of the Partnership. The general partner retained Univesco, Inc., a Texas corporation 83%-owned by the general partner, to manage the affairs of the Partnership. Although Univesco acts as the managing agent for the Partnership’s properties, the general partner has the ultimate authority to conduct the business of the Partnership and make property management decisions.

Description of Partnership Property. The only real estate property now owned by the Partnership is the Chimney Square apartments. The property was acquired in 1984 for a purchase price of $4,922,000 and has 128 apartment units and 24 townhouse units. During each of the years 2002 through 2006, the property had average occupancy rates of 96.1%, 94.5%, 99.2%, 96.9% and 98.3%, respectively.

On December 10, 2004, the Partnership refinanced the indebtedness on the Chimney Square apartments property with a non-recourse loan in the principal amount of $3,920,000 secured by the property. The loan matures January 1, 2012 and has a principal balance as of March 31, 2006 of $3,805,564. The loan bears interest at a variable rate, adjusted monthly, equal to the annual rate of (a) the money market yield for 30-day general obligations of the Federal Home Loan Mortgage Corporation (generally known as “Freddie Mac”) established at Freddie Mac’s auction most recently preceding the applicable month, plus (b) 1.53%, subject to a maximum interest rate of 6.25%. Principal payments are due monthly in variable amounts based each month on a payment of principal and interest that would amortize the remaining principal of the loan, assuming the interest rate then in effect, with equal monthly payments through the maturity date. For the month of April 2007, the annual interest rate was 6.25%. If the loan is prepaid prior to October 1, 2011, the Partnership will be required to pay a prepayment premium in the amount of a percentage of the then existing indebtedness equal to 3% until January 31, 2008, 2% from February 1, 2008 until January 31, 2009 and 1% from February 1, 2009 until September 30, 2011.

Distributions. The Partnership makes two types of distributions: (1) distributions of net operating cash flow of the Partnership and (2) distributions of the net proceeds from the sale or refinancing of Partnership properties.

Net operating cash flow is distributed (A) first to the Limited Partners in the amount of the cumulative 6% preferred annual return due to the Limited Partners on their adjusted capital contributions (i.e. capital contributions reduced by the amount of distributions to the Limited Partners of net proceeds from the sale or refinancing of a Partnership property that exceed the amount of their cumulative 6% preferred annual return) and then to the general partner in an amount equal to 1/9 of the amount distributed to the Limited Partners and (B) any remaining amount 90% to the Limited Partners and 10% to the general partner.

Net proceeds are distributed (A) first to the limited partners in the amount of their capital contributions, (B) second, to the limited partners in the amount of their 6% cumulative preferred annual return due on their adjusted capital contributions and (C) any remaining amount 85% to the limited partners and 15% first to satisfy the “distribution preference” of the limited partners and the remainder to the general partner.

During the past five years the Partnership has allocated income and made cash distributions as set forth below:

Years	Taxable Income	Cash Distributions
2002	$15	$15
2003	$17	—
2004	$10	$100
2005	$13	$25
2006	$12	$25

Partnership Units Outstanding. The Partnership has 14,544 Units of limited Partnership interest outstanding held by 1,352 Unitholders of record. The following table provides information as to the beneficial ownership of Units by the general partner and each other person who, to the Partnership’s knowledge, beneficially owns 5% or more of the Units.

Name and Address of Beneficial Owner	Number of Units Beneficially Owned	Percent of Class
Robert J. Werra 2800 N. Dallas Parkway Suite 100 Plano, Texas 75093	86	*
MacKenzie Patterson Fuller group 1640 School Street Moraga, California 94556	2,215.75	15.2%
Everest Management, LLC 199 S. Los Robles Avenue Suite 200 Pasadena, California 91101	990.25**	6.8%
Equity Resources 44 Brattle Street, 4th Floor Cambridge, Massachusetts 92138	930**	6.4%
_____________ * Less than 1.0% ** Units are also included in the Units held by the MacKenzie Patterson Fuller group.

Officers and employees of Univesco beneficially own an aggregate of 22 Partnership units.

Market for the Units. The Units are not traded on any established trading market and no market of this type is expected to develop. Therefore, limited information is available regarding market prices for the Units.

From November 22, 2006 until December 29, 2006, affiliates of MacKenzie Patterson Fuller, LP engaged in a tender offer to purchase up to 14,534 Units at a price of $60 per Unit (net of a Partnership cash distribution of $25 per Unit that occurred during that period). MacKenzie Patterson Fuller reported that they purchased through their tender offer 505.75 Units.

In early January 2007, the Partnership became aware of an offer by CMG Partners, LLC to purchase up to 4.9% of the outstanding Units at a price of $62.50 per Unit. The offer provided for its expiration on February 28, 2007, unless earlier terminated or extended.

Related Party Transactions Robert J. Werra is the general partner of the Partnership and as such controls and directs the business of the Partnership in accordance with the Limited Partnership Agreement. The Partnership Agreement permits the general partner and his affiliates to be paid fees for services rendered to the Partnership so long as the services are on terms competitive with and comparable to terms available from non-affiliated persons rendering the same services. The Partnership entered into a management agreement in 1984 that was replaced by a management agreement dated October 20, 2004, with Univesco, Inc., a Texas corporation, which is 83% owned by Robert J. Werra. Under the terms of the management agreement, Univesco acts as the managing agent for the Partnership’s properties and may also engage other on-site property managers and other agents to the extent it considers appropriate. For these services, Univesco receives a management fee for the properties actually managed equal to 5% of the Partnership’s gross receipts from such properties. During the years ended December 31, 2006, 2005 and 2004 Univesco received management fees of $48,225, $46,996, and $46,615 respectively, and an administrative service fee of $5,472 in each of such years.

Summary Historical Financial Data. The following table shows summary financial information for the Partnership for each of the three years in the period ended December 31, 2006, and for the three months ended March 31, 2006 and 2007. The full year summary financial data are derived from the Partnership’s financial statements audited by Farma, Fuqua, Hunt & Munselle, P.C., independent registered public accountants. The three-month summary financial data are derived from the Partnership’s unaudited interim financial statements. The financial data below should be read in conjunction with the full historical financial statements and accompanying notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” which are set forth in the Partnership’s Annual Report on Form 10-K for the year ended December 31, 2006, and Quarterly Report on Form 10-Q for the quarter ended March 31, 2007. These reports and other information have been filed by the Partnership with the SEC, and you may read and copy them at prescribed rates at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Copies of these reports are also available from the SEC’s website at http://www.sec.gov.

	Three Months Ended March 31				Year Ended December 31
		2007		2006	2006	2005	2004
Income Statement Data
Property Revenues
Rental income		$237,953		$222,675	$938,936	$915,441	$903,576
Fees and other		10,665		5,479	26,037	25,826	28,732
Total Revenues		248,618		232,154	964,973	941,267	932,308
Net Income (Loss)		$13,008		$18,798	$2,955	$19,339	$(1,194)
Per limited partnership unit - basic		$0.89		$1.28	$0.20	$1.32	$(.08)
Limited partnership units outstanding - basic		14,544		14,544	14,544	14,544	14,544
Cash distributions per limited partnership unit	$	―	$	―	$25	$25	$100
Balance Sheet Data
Cash and cash equivalents		$101,021		$266,547	$73,658	$191,459	$235,305
Real estate investments		5,652,625		5,620,390	5,650,175	5,620,390	5,500,977
Accumulated depreciation		(4,343,592)		(4,128,027)	(4,287,592)	(4,078,027)	(3,872,511)
Net real estate		1,309,033		1,492,363	1,362,583	1,542,363	1,628,466
Total assets		1,600,277		2,007,023	1,715,066	2,102,094	2,357,306
Current liabilities		114,821		108,936	230,014	209,748	65,116
Mortgage payable		3,805,564		3,851,760	3,818,168	3,864,817	3,920,000
Total liabilities		3,920,385		3,960,696	4,048,182	4,074,565	2,985,116
Partners’ equity		(2,320,108)		(1,953,673)	(2,333,116)	(1,972,471)	(1,627,810)
Book value per limited partnership unit		(160)		(134)	(160)	(136)	(112)
Ratio of earnings to fixed charges		3.9x		4.0x	3.8x	4.7x	4.6x

7. Source and Amount of Funds. I currently beneficially own 86 Units. I estimate that I will need approximately $1,445,800 to purchase all remaining Units pursuant to the Offer. As of April 30, 2007, I have cash and cash equivalents and short-term investments exceeding $1,500,000. I expect to have sufficient cash on hand at the expiration of the Offer to pay the Offer price for all Units in the Offer. The Offer is not conditioned upon any financing arrangements.

8. Dividends and Distributions. If, on or after May 10, 2007, the Partnership should split, combine or otherwise change the Units or its capitalization, acquire or otherwise cause a reduction in the number of outstanding Units or issue or sell any additional Units, other voting securities or any securities convertible into Units, or options, rights, or warrants, conditional or otherwise, then, without prejudice to my rights under “The Offer—Section 9. Conditions of the Offer,” I may, in my reasonable discretion, make such adjustments in the purchase price and other terms of the Offer as I deem appropriate, including the number or type of securities to be purchased.

If, on or after May 10, 2007, the Partnership should declare or pay any distribution with respect to the Units that is distributable to Limited Partners of record on a date prior to the transfer to me or my nominee on the Partnership’s transfer records of the Units purchased pursuant to the Offer, then, without prejudice to my rights under “The Offer—Section 9. Conditions of the Offer,” (i) the purchase price per Unit payable by me pursuant to the Offer will be reduced to the extent of any such cash distribution and (ii) the whole of any such non-cash distribution to be received by the tendering Limited Partners will (a) be received and held by the tendering Limited Partners for my account and will be required to be promptly remitted and transferred by each tendering Limited Partner to the Depositary for my account, accompanied by appropriate documentation of transfer or (b) be exercised for my benefit at my direction, in which case the proceeds of such exercise will promptly be remitted to me. Pending such remittance and subject to applicable law, I will be entitled to all rights and privileges as owner of any such non-cash dividend or distribution or proceeds thereof and may withhold the entire purchase price or deduct from the purchase price the amount or value thereof as I determine in my reasonable discretion.

9. Conditions of the Offer. Notwithstanding any other provision of the Offer, I am not required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-l(c) under the Exchange Act (relating to my obligation to pay for or return tendered Units promptly after termination or expiration of the Offer), pay for any Units, and may terminate or amend the Offer, if, before the Expiration Date, any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), will not have expired or been terminated prior to the Expiration Date, or if, at any time on or after May 10, 2007, and before the expiration of the Offer (or thereafter in relation to any condition dependent upon the receipt of government approvals), any of the following conditions exist:

(a)  there shall be threatened, instituted or pending any suit, action or proceeding by any government, governmental authority or agency or any other person, domestic, foreign, or supranational, before any court or governmental authority or agency, domestic, foreign or supranational, that has a reasonable likelihood of success: (i) challenging or seeking to make illegal, to delay or otherwise, directly or indirectly, restrain or prohibit the making or consummation of the Offer or seeking to obtain from the Partnership or any of its subsidiaries or affiliates or from me any damages that are material in relation to the Partnership and the Partnership’s subsidiaries taken as whole, (ii) seeking to prohibit or limit the ownership or operation by the Partnership or any of its subsidiaries of any material portion of the business or assets of the Partnership or any of its subsidiaries or affiliates, or to compel the Partnership or any of its subsidiaries or affiliates to dispose of or hold separate any material portion of the business or assets of the Partnership or any of its subsidiaries or affiliates, (iii) seeking to impose limitations on the ability of me or any of my affiliates to acquire or hold, or exercise full rights of ownership of, any Units, including the right to vote the Units purchased by me on all matters properly presented to the Limited Partners of the Partnership, (iv) seeking to prohibit me from effectively controlling in any material respect the business or operations of the Partnership and the Partnership’s subsidiaries or (v) that otherwise individually or in the aggregate would reasonably be expected to have a material adverse effect on the business, assets, financial condition, results of operations or prospects of the Partnership and its subsidiaries, or directly or indirectly prevent or materially impede or delay the consummation of the Offer (a “Partnership Material Adverse Effect”);

(b)  any law or judgment shall have been enacted, entered, enforced, promulgated, amended or issued with respect to, or deemed applicable to, or any consent or permit withheld with respect to (i) me, the Partnership or any of its subsidiaries or affiliates or (ii) the Offer or the acceptance for payment of or payment for the Units, by any government, governmental authority or agency or any other person, domestic, foreign, or supranational, before any court or governmental authority or agency, domestic, foreign or supranational, that individually or in the aggregate would reasonably be expected to result, directly or indirectly, in any of the consequences referred to in paragraph (a) above;

(c)  there shall have occurred any event, change or development that, individually or in the aggregate, has had or would reasonably be expected to have a Partnership Material Adverse Effect;

(d)  there occurs (i) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market, (ii) any decline in either the Dow Jones Industrial Average, the Standard and Poor’s Index of 500 Industrial Companies or the NASDAQ-100 Index by an amount in excess of 15% measured from the business day immediately preceding the commencement date of the Offer or any change in the general political, market, economic or financial conditions in the United States or abroad that, in my judgment, could have a Partnership Material Adverse Effect, (iii) the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (iv) any material adverse change (or development or threatened development involving a prospective material adverse change) in U.S. or any other currency exchange rates or a suspension of, or a limitation on, the markets therefor, (v) any material adverse change in the market price of the Units or in the U.S. securities or financial markets, (vi) the commencement of a war, armed hostilities or other international or national calamity directly or indirectly involving the United States or any attack on, outbreak or act of terrorism involving the United States, (vii) any limitation (whether or not mandatory) by any governmental authority or agency on, or any other event that, in my judgment, may adversely affect, the extension of credit by banks or other financial institutions or (viii) in the case of any of the foregoing (other than clause (i)) existing at the time of the commencement of the Offer, a material acceleration or worsening thereof;

(e)  the case of any of the foregoing (other than clause (i)) existing at the time of the commencement of the Offer, a material acceleration or worsening thereof;

(f)  I become aware (i) that any material contractual right of the Partnership or any of its subsidiaries has been impaired or otherwise adversely affected or that any material amount of indebtedness of the Partnership or any of its subsidiaries has been accelerated or has otherwise become due or become subject to acceleration prior to its stated due date, in each case with or without notice and/or the lapse of time, as a result of or in connection with the Offer or (ii) of any covenant, term or condition in any instrument or agreement of the Partnership or any of its subsidiaries that, in my judgment, has or may have material adverse significance with respect to either the value of the Partnership or any of its affiliates or the value of the Units to me (including, without limitation, any event of default that may ensue as a result of or in connection with the Offer or the acceptance for payment of or payment for some or all of the Units by me);

(g)  the Partnership or any of its subsidiaries shall have (i) granted to any person proposing a merger or other business combination with or involving the Partnership or any of its subsidiaries or the purchase of securities or assets of the Partnership or any of its subsidiaries any type of option, warrant or right which, in my judgment, constitutes a “lock-up” device (including, without limitation, a right to acquire or receive any Units or other securities, assets or business of the Partnership or any of its subsidiaries) or (ii) paid or agreed to pay any cash or other consideration to any party in connection with or in any way related to any such business combination or purchase.

The foregoing conditions are for my sole benefit and may be asserted by me in my reasonable discretion regardless of the circumstances (including any action or omission by me) giving rise to any such conditions or may be waived by me in my reasonable discretion in whole or in part at any time or from time to time before the Expiration Date (provided that all conditions to the Offer other than those dependent upon the receipt of government approvals must be satisfied or waived prior to expiration of the Offer). I expressly reserve the right to waive any of the conditions to the Offer and to make any change in the terms of or conditions to the Offer. My failure at any time to exercise my rights under any of the foregoing conditions shall not be deemed a waiver of any such right. The waiver of any such right with respect to particular facts and circumstances shall not be deemed a waiver with respect to any other facts and circumstances. Each such right shall be deemed an ongoing right that may be asserted at any time or from time to time. Any determination made by me concerning the events described in this Section 9 shall be final and binding upon all parties.

10. Dissenter’s Rights of Appraisal. Neither the Partnership agreement nor Texas law provides rights of appraisal , redemption or similar rights as a result of this offer. You have the opportunity to make your own decision as whether or not to tender your Units into the Offer.

11. Certain Legal Matters; Regulatory Approvals.

General. I am not aware of any governmental license or regulatory permit that appears to be material to the Partnership’s business that might be adversely affected by my acquisition of Units pursuant to the Offer or, except as set forth below, of any approval or other action by any government or governmental administrative or regulatory authority or agency, domestic or foreign, that would be required for my acquisition or ownership of Units pursuant to the Offer. Should any such approval or other action be required or desirable, I currently contemplate that, except as described below under “State Takeover Statutes,” such approval or other action will be sought. There is, however, no current intent to delay the purchase of Units tendered pursuant to the Offer pending the outcome of any such matter. There can be no assurance that any such approval or other action, if needed, would be obtained (with or without substantial conditions) or that if such approvals were not obtained or such other actions were not taken adverse consequences might not result to the Partnership’s business or certain parts of the Partnership’s business might not have to be disposed of, any of which could cause me to elect to terminate the Offer without the purchase of Units thereunder. My obligation under the Offer to accept for payment and pay for Units is subject to the conditions set forth in “The Offer—Section 9. Conditions of the Offer.”

State Takeover Statutes. A number of states have adopted laws that purport, to varying degrees, to apply to attempts to acquire corporations that are incorporated in, or which have substantial assets, stockholders, principal executive offices or principal places of business or whose business operations otherwise have substantial economic effects in, such states. The Partnership conducts business only in Texas, which has not enacted such laws. Except as described herein, I do not know whether any of these laws will, by their terms, apply to the Offer, and I have not complied with any such laws. To the extent that certain provisions of these laws purport to apply to the Offer, I believe that there are reasonable bases for contesting such laws.

In 1982, in Edgar v. MITE Corp., the Supreme Court of the United States invalidated on constitutional grounds the Illinois Business Take-Over Act which, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. However, in 1987 in CTS Corp. v. Dynamics Corp. of America, the Supreme Court held that the State of Indiana could, as a matter of corporate law, constitutionally disqualify a potential acquiror from voting shares of a target corporation without the prior approval of the remaining stockholders where, among other things, the corporation is incorporated, and has a substantial number of stockholders, in the state. Subsequently, in TLX Acquisition Corp. v. Telex Corp., a U.S. federal district court in Oklahoma ruled that the Oklahoma Control Units Acquisition Act was unconstitutional as applied to corporations incorporated outside Oklahoma in that, among other things, it would subject such corporations to inconsistent regulations. Similarly, in Tyson Foods, Inc. v. McReynolds, a U.S. federal district court in Tennessee ruled that four Tennessee takeover statutes were unconstitutional as applied to corporations incorporated outside Tennessee. This decision was affirmed by the United States Court of Appeals for the Sixth Circuit. In 1988, a U.S. federal district court in Florida held in Grand Metropolitan PLC v. Butterworth that the provisions of the Florida Affiliated Transactions Act and the Florida Control-Share Acquisition Act were unconstitutional as applied to corporations incorporated outside of Florida.

If any government official or third party seeks to apply any state takeover law to the Offer, then I will take such action as then appears desirable, which action may include challenging the applicability or validity of such statute in appropriate court proceedings. If it is asserted that one or more state takeover statutes are applicable to the Offer and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer, then I might be required to file certain information with, or to receive approvals from, the relevant state authorities or holders of Units, and I may be unable to accept for payment or pay for Units tendered pursuant to the Offer or may be delayed in continuing or consummating the Offer. In such case, I may not be obligated to accept for payment or pay for any tendered Units. See “The Offer—Section 11. Certain Legal Matters; Regulatory Approvals.”

Antitrust.  Under the HSR Act and the rules that have been promulgated thereunder by the Federal Trade Commission, certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice and the Federal Trade Commission and certain waiting period requirements have been satisfied. I do not believe that the purchase of Units pursuant to the Offer is subject to such requirements.

Other. Neither the Partnership nor its subsidiaries own property or conduct significant business in any foreign countries. In the event that the laws of any foreign countries were to apply to the acquisition of Units pursuant to the Offer, such laws may require the filing of information with, or the obtaining of the approval of, governmental authorities therein. After commencement of the Offer, I will seek further information regarding the applicability of any such laws and currently may take such action as they may require, but no assurance can be given that such approvals will be obtained. If any action is taken before completion of the Offer by any such government or governmental authority, I may not be obligated to accept for payment or pay for any tendered Units. See “The Offer—Section 9. Conditions of the Offer.”

12. Fees and Expenses. As discussed above, I have retained Univesco, Inc. as the Depositary in connection with the Offer. The Depositary will receive reasonable and customary compensation for its services, will be reimbursed for certain reasonable out-of-pocket expenses and will be indemnified against certain liabilities in connection therewith, including certain liabilities under the U.S. federal securities laws.

The estimated costs and fees in connection with the Offer are as follows:

Depositary Fee	$5,000
Printing and Mailing	8,000
Legal Fees	30,000
Unit Transfer Fees	135,000
Miscellaneous	2,000
Total:	$180,000

I will be responsible for paying all of the expenses itemized above. I will not pay any fees or commissions to any broker or dealer or any other person for soliciting tenders of Units pursuant to the Offer. Brokers, dealers, banks, trust companies and other nominees will, upon request, be reimbursed by me for reasonable and necessary costs and expenses incurred by them in forwarding materials to their customers.

13. Miscellaneous. The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Units in any jurisdiction in which the making of the Offer or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, I may, in my reasonable discretion, take such action as I may deem necessary to make the Offer in any such jurisdiction and extend the Offer to holders of Units in such jurisdiction.

No person has been authorized to give any information or make any representation on my behalf not contained in this Offer to Purchase or in the Letter of Transmittal and, if given or made, such information or representation must not be relied upon as having been authorized.

I have filed with the SEC a Tender Offer Statement on combined Schedule TO and Schedule 13E-3, together with exhibits, pursuant to Rules 14d-3 and 13e-3 under the Exchange Act, furnishing certain additional information with respect to the Offer. The Schedule TO and any amendments thereto, including exhibits, may be examined and copies may be obtained at prescribed rates from the public reference room of the SEC at 100 F Street, N.E., Washington, D.C. Copies are also available from the SEC’s website at http://www.sec.gov.

May 10, 2007

ROBERT J. WERRA

Facsimile copies of the Letter of Transmittal will be accepted. The Letter of Transmittal and any other required documents should be sent to:

Univesco, Inc.
2800 North Dallas Parkway, Suite 100
Plano, Texas 75093

Fax: (972) 836-8033

If you have questions or need additional copies of this Offer to Purchase or the Letter of Transmittal, you can call John R. Werra at (972) 836-8001 or toll free at (800) 966-2787. You may also contact your broker, dealer, bank, trust company or other nominee for assistance concerning the Offer.